Exhibit 99.1

Tarena International, Inc. Announces the Results for the First Quarter of 2022

BEIJING, May 17, 2022 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Net revenues increased by 16.8% year-over-year to RMB623.5 million (US$98.4 million), from RMB533.8 million in the same period of 2021.
•	Net revenue from childhood & adolescent quality education business, which represented 56.8% of the total net revenues, increased by 27.2% year-over-year to RMB353.9 million (US$55.8 million), from RMB278.3 million in the same period of 2021.
•	Net revenue from adult professional education business, which represented 43.2% of the total net revenues, increased by 5.5% year-over-year to RMB269.6 million (US$42.5 million), from RMB255.5 million in the same period of 2021.
•	Gross profit increased by 43.6% year-over-year to RMB358.9 million (US$56.6 million), from RMB249.9 million in the same period of 2021.
•	Gross profit margin increased by 10.8% points year-over-year to 57.6%, from 46.8% in the same period of 2021.
•	Operating income was RMB28.6 million (US$4.5 million), compared to operating loss of RMB129.5 million in the same period of 2021. Operating margin improved year-over-year to 4.6% from -24.3% in the same period of 2021.
•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB30.0 million (US$4.7 million), compared to non-GAAP operating loss of RMB122.6 million in the same period of 2021.
•	Income tax expense was RMB5.4 million (US$0.9 million), compared to income tax benefit of RMB7.4 million in the same period of 2021.
•	Net income was RMB27.1 million (US$4.3 million), compared to net loss of RMB121.9 million in the same period of 2021.
•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB28.5 million (US$4.5 million), compared to non-GAAP net loss of RMB115.0 million in the same period of 2021.
•	Basic income per ordinary share was RMB0.48 (US$0.08), compared to loss per ordinary share of RMB2.17 in the first quarter of 2021. Diluted income per ordinary share was RMB0.47 (US$0.07), compared to loss per ordinary share of RMB2.17 in the first quarter of 2021.
•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB416.4 million (US$65.7 million) as of March 31, 2022, compared to RMB430.4 million as of December 31, 2021.
•	Net cash outflow from operating activities in the first quarter of 2022 was RMB18.9 million (US$3.0 million). Capital expenditures in the first quarter of 2022 were RMB10.6 million (US$1.7 million).
•	Deferred revenue totaled RMB1,974.2 million (US$311.4 million) as of March 31, 2022, compared to RMB2,024.9 million as of December 31, 2021, representing a decrease of 2.5%.
•	Total student enrollments in childhood & adolescent quality education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the first quarter of 2022 reached 173,100, increased by 27.7%, compared to the student enrollments of 135,500 in the same period of 2021.
•	Total number of learning centers in childhood & adolescent quality education decreased to 232 as of March 31, 2022, from 236 as of March 31, 2021.
•	Total student enrollments in adult professional education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, in the first quarter of 2022 decreased by 5.5% year-over-year to 29,300.
•	Total number of learning centers in adult professional education increased to 99 as of March 31, 2022, from 96 as of March 31, 2021.

Key Financial Results

	For the Three Months Ended March 31,		Variance	% of change
	2021 Unaudited	2022 Unaudited	RMB
	RMB	RMB
		(in thousands, except for percentages)
Net revenues	533,786	623,506	89,720	16.8
Cost of revenues(a)	(283,843)	(264,588)	19,255	-6.8
Gross profit	249,943	358,918	108,975	43.6
Gross margin	46.8%	57.6%	10.8%
Selling and marketing expenses(a)	(213,758)	(172,400)	41,358	-19.3
General and administrative expenses(a)	(143,192)	(141,585)	1,607	-1.1
Research and development expenses(a)	(22,468)	(16,342)	6,126	-27.3
Total operating expenses	(379,418)	(330,327)	49,091	-12.9
Operating income/(loss)	(129,475)	28,591	158,066	122.1

Notes:

(a)	Includes share-based compensation expenses.

“In the first quarter of 2022, we ended our long streak of quarterly net losses to achieve a net income. This marked the beginning of a healthy trajectory for our business. Our net income reached RMB27.1 million, operating income reached RMB28.6 million, and operating margin reached 4.6%. Even under the impact of seasonal factors of the Chinese New Year, our cash balance remained relatively well preserved at RMB416.4 million.

Such financial performance resulted from the effective implementation and execution of our sound long-term business strategy, with revenue growth and continued cost reduction. In the first quarter of 2022, our net revenues increased by 16.8% year-over-year, with the adult professional education business enjoying renewed year-over-year growth of 5.5%; the childhood & adolescent quality education business has seen positive year-over-year growth for seven consecutive quarters since the outbreak of the pandemic, with 27.2% year-over-year increase in the first quarter of 2022. On the other hand, in the first quarter of 2022, our cost of revenues and operating expenses decreased by 6.8% and 12.9% year-over-year respectively, thanks to continued effective cost management.” remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

“Our core competitive advantages are backed by the constant optimization and upgrading of our business procedures and processes, which include our Online-Merge-Offline (OMO) customer acquisition model and omni-channel service delivery capability. This ability was tested in the first quarter, when we kept the business running smoothly, even when a resurgence of COVID-19 cases emerged in certain areas in China.

Looking ahead, we will continue to focus on the core advantages of ‘adaptation of the Online-Merge-Offline (OMO) model to develop and deliver our comprehensive products’, ‘offline learning center operation capability’ and ‘customer acquisition capability’ to continually improve operational efficiency and maintain positive and healthy development.” concluded Ms. Ying Sun.

First Quarter 2022 Results

Net Revenues

Total net revenues increased by 16.8% to RMB623.5 million (US$98.4 million) in the first quarter of 2022, from RMB533.8 million in the same period of 2021.

Net revenue from childhood & adolescent quality education business increased by 27.2% to RMB353.9 million (US$55.8 million) in the first quarter of 2022, from RMB278.3 million in same period of 2021. The increase was primarily due to increase in student enrollments from 135,500 in the first quarter of 2021 to 173,100 in the same period of 2022.

Net revenue from adult professional education business increased by 5.5% to RMB269.6 million (US$42.5 million) in the first quarter of 2022, from RMB255.5 million in same period of 2021. The increase was mainly attributable to the increase in certificate revenue, partially offset by a drop in student enrollments from 31,000 in the first quarter of 2021 to 29,300 in the same period of 2022.

Cost of Revenues

Cost of revenues decreased by 6.8% to RMB264.6 million (US$41.7 million) in the first quarter of 2022, from RMB283.8 million in the same period of 2021. The decrease was primarily due to decline in personnel-related cost resulting from decrease in the accrual of performance-based bonus and decrease in depreciation expenses.

Gross Profit and Gross Margin

Gross profit increased by 43.6% to RMB358.9 million (US$56.6 million) in the first quarter of 2022, from RMB249.9 million in the same period of 2021. Gross margin, which is equal to gross profit divided by net revenues, was 57.6% in the first quarter of 2022, compared to 46.8% in the same period of 2021. The increase in gross margin was primarily attributable to the increase in net revenue and decrease in cost of revenues in both childhood & adolescent quality education and adult professional education businesses.

Operating Expenses

Total operating expenses decreased by 12.9% to RMB330.3 million (US$52.1 million) in the first quarter of 2022, from RMB379.4 million in the same period of 2021. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 11.8% to RMB328.9 million (US$51.9 million) in the first quarter of 2022, from RMB372.7 million in the same period of 2021. Total share-based compensation expenses allocated to operating expenses decreased by 79.1% to RMB1.4 million (US$0.2 million) in the first quarter of 2022, from RMB6.7 million in the same period of 2021.

Selling and marketing expenses decreased by 19.3% to RMB172.4 million (US$27.2 million) in the first quarter of 2022, from RMB213.8 million in the same period of 2021. The decrease was mainly due to decrease in personnel-related cost resulting from the drop in the number of sales staffs and decline in advertising expenses in the first quarter of 2022 as compared to the same period of 2021.

General and administrative expenses decreased slightly by 1.1% to RMB141.6 million (US$22.3 million) in the first quarter of 2022, from RMB143.2 million in the same period of 2021.

Research and development expenses decreased by 27.3% to RMB16.3 million (US$2.6 million) in the first quarter of 2022, from RMB22.5 million in the same period of 2021. The decrease was mainly due to decrease in personnel-related expense in the first quarter of 2022.

Operating Income/(Loss)

Operating income was RMB28.6 million (US$4.5 million) in the first quarter of 2022, compared to operating loss of RMB129.5 million in the same period of 2021. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB30.0 million (US$4.7 million) in the first quarter of 2022, compared to non-GAAP operating loss of RMB122.6 million in the same period of 2021.

Interest Income

Net interest income was RMB0.3 million (US$0.05 million) in the first quarter of 2022, compared to net interest income of RMB0.6 million in the same period of 2021.

Other Income

Other income was RMB3.7 million (US$0.6 million) in the first quarter of 2022, compared to RMB0.3 million in other income in the same period of 2021. The increase was primarily attributable to the gain realized in the disposal of a long-term investment.

Foreign Exchange Loss

Foreign exchange loss was RMB0.1 million (US$0.01 million) in the first quarter of 2022, compared to RMB0.7 million foreign exchange loss in the same period of 2021.

Income Tax (Expense)/Benefit

The Company recorded an income tax expense of RMB5.4 million (US$0.9 million) in the first quarter of 2022, compared to income tax benefit of RMB7.4 million in the same period of 2021. The increase in tax expense was mainly because the Company has made profits in the first quarter of 2022.

Net Income/(Loss)

As a result of the foregoing, net income was RMB27.1 million (US$4.3 million) in the first quarter of 2022, compared to net loss of RMB121.9 million in the same period of 2021. Non-GAAP net income, which excluded share-based compensation expenses, was RMB28.5 million (US$4.5 million) in the first quarter of 2022, compared to non-GAAP net loss of RMB115.0 million in the same period of 2021.

Basic and Diluted Income/(Loss) per ordinary share

Basic income per ordinary share was RMB0.48 (US$0.08) in the first quarter of 2022, compared to loss per ordinary share of RMB2.17 in the first quarter of 2021. Diluted income per ordinary share was RMB0.47 (US$0.07) in the first quarter of 2022, compared to loss per ordinary share of RMB2.17 in the first quarter of 2021. Non-GAAP basic income per ordinary share, which excluded share-based compensation expenses, was RMB0.50 (US$0.08) in the first quarter of 2022, compared to non-GAAP loss per ordinary share of RMB2.05 in the first quarter of 2021. Non-GAAP diluted income per ordinary share, which excluded share-based compensation expenses, was RMB0.49 (US$0.08) in the first quarter of 2022, compared to non-GAAP loss per ordinary share of RMB2.05 in the first quarter of 2021.

Cash Flow

Net cash outflow from operating activities in the first quarter of 2022 was RMB18.9 million (US$3.0 million). Capital expenditures in the first quarter of 2022 were RMB10.6 million (US$1.7 million).

Business Outlook

Based on the Company's current estimates, total net revenues for the second quarter of 2022 are expected to be in the range of RMB600 million and RMB630 million, which represent an increase of 3.1% to 8.2% as compared to the net revenues in the second quarter of 2021, after taking into consideration the seasonal fluctuation factor and the likely continued impact of the COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB6.3393, representing the exchange rate as of March 31, 2022, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on March 31, 2022.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on May 17, 2022, U.S. Eastern Time (8:00 PM on May 17, 2022, Beijing Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-824-5644

Hong Kong, China: +852-3027-6500

Mainland China: 8009-880-563/400-821-0637

United Kingdom: 0800-026-1542

International: +1-646-722-4977

Passcode: 27103456#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until May 24, 2022:

United States: +1-646-982-0473

International: +61-2-8325-2405

Passcode: 520002317#

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook, the quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ordinary share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31,	March 31,	March 31,
	2021	2022	2022
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	423,766	409,803	64,645
Time deposits	6,257	6,236	984
Restricted cash	255	150	24
Accounts receivable, net of allowance for doubtful accounts	48,458	56,311	8,883
Amounts due from related parties	839	962	152
Prepaid expenses and other current assets	139,757	121,838	19,218
Total current assets	619,332	595,300	93,906
Time deposits-non current	123	224	35
Accounts receivable, net of allowance for doubtful accounts-non current	90	188	30
Amount due from related parties-non current	683	694	109
Property and equipment, net	299,441	282,728	44,599
Intangible assets, net	9,906	9,306	1,468
Goodwill	52,782	52,782	8,326
Right-of-use assets	495,936	425,346	67,097
Long-term investments, net	46,449	44,445	7,011
Deferred income tax assets	41,000	38,846	6,128
Other non-current assets, net	76,040	77,298	12,194
Total assets	1,641,782	1,527,157	240,903

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	30,000	32,000	5,048
Accounts payable	8,914	6,950	1,096
Amounts due to related parties	554	353	56
Operating lease liabilities-current	239,937	217,993	34,388
Income taxes payable	89,000	91,962	14,507
Deferred revenue-current	2,008,078	1,958,480	308,943
Accrued expenses and other current liabilities	563,603	538,536	84,951
Total current liabilities	2,940,086	2,846,274	448,989
Deferred revenue-non current	16,774	15,706	2,478
Operating lease liabilities-non current	272,575	229,185	36,153
Other non-current liabilities	4,767	4,688	739
Total liabilities	3,234,202	3,095,853	488,359
Commitments and contingencies	-	-	-
Shareholders’ equity:
Class A ordinary shares	355	355	56
Class B ordinary shares	74	74	12
Treasury stock	(459,815)	(464,497)	(73,273)
Additional paid-in capital	1,347,205	1,348,593	212,735
Accumulated other comprehensive income	48,699	48,648	7,674
Accumulated deficit	(2,520,438)	(2,493,877)	(393,399)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,583,920)	(1,560,704)	(246,195)
Non-controlling interest	(8,500)	(7,992)	(1,261)
Total liabilities and equity	1,641,782	1,527,157	240,903

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(in thousands, except share data and per share data)

	For the Three Months Ended March 31,
	2021	2022	2022
	Unaudited	Unaudited	Unaudited
	RMB	RMB	USD
Net revenues	533,786	623,506	98,356
Cost of revenues(a)	(283,843)	(264,588)	(41,738)
Gross profit	249,943	358,918	56,618
Selling and marketing expenses(a)	(213,758)	(172,400)	(27,195)
General and administrative expenses(a)	(143,192)	(141,585)	(22,334)
Research and development expenses(a)	(22,468)	(16,342)	(2,579)
Operating income/(loss)	(129,475)	28,591	4,510
Interest income	589	298	47
Other income	343	3,663	578
Foreign exchange loss	(689)	(85)	(13)
Income/(loss) before income taxes	(129,232)	32,467	5,122
Income tax benefit/(expense)	7,352	(5,398)	(852)
Net income/(loss)	(121,880)	27,069	4,270
Less: Net income/(loss) attributable to non-controlling interests	(1,039)	508	80
Net income/(loss) attributable to Class A and Class B ordinary shareholders	(120,841)	26,561	4,190

Net income/(loss) per Class A and Class B ordinary share:
Basic	(2.17)	0.48	0.08
Diluted	(2.17)	0.47	0.07
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	55,670,995	55,676,443	55,676,443
Diluted	55,670,995	56,603,993	56,603,993

Net income/(loss)	(121,880)	27,069	4,270
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil income taxes	87	(51)	(8)
Comprehensive income/(loss)	(121,793)	27,018	4,262

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended March 31,
	2021 Unaudited	2022 Unaudited	2022 Unaudited
	RMB	RMB	USD
Cost of revenues	185	11	2
Selling and marketing expenses	1,033	144	23
General and administrative expenses	5,310	958	151
Research and development expenses	379	275	43

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended March 31,
	2021 Unaudited	2022 Unaudited	2022 Unaudited
	RMB	RMB	USD
GAAP Cost of revenues	283,843	264,588	41,738
Share-based compensation expense in cost of revenues	185	11	2
Non-GAAP Cost of revenues	283,658	264,577	41,736

GAAP Selling and marketing expenses	213,758	172,400	27,195
Share-based compensation expense in selling and marketing expenses	1,033	144	23
Non-GAAP Selling and marketing expenses	212,725	172,256	27,172

GAAP General and administrative expenses	143,192	141,585	22,334
Share-based compensation expense in general and administrative expenses	5,310	958	151
Non-GAAP General and administrative expenses	137,882	140,627	22,183

GAAP Research and development expenses	22,468	16,342	2,579
Share-based compensation expense in research and development expenses	379	275	43
Non-GAAP Research and development expenses	22,089	16,067	2,536

Operating income/(loss)	(129,475)	28,591	4,510
Share-based compensation expenses	6,907	1,388	219
Non-GAAP Operating income/(loss)	(122,568)	29,979	4,729

Net income/(loss)	(121,880)	27,069	4,270
Share-based compensation expenses	6,907	1,388	219
Non-GAAP Net income/(loss)	(114,973)	28,457	4,489
Less: Net income/(loss) attributable to non-controlling interests	(1,039)	508	80
Non-GAAP net income/(loss) attributable to Class A and Class B ordinary shareholders	(113,934)	27,949	4,409
Non-GAAP net income/(loss) per Class A and Class B ordinary share(a)
Basic	(2.05)	0.50	0.08
Diluted	(2.05)	0.49	0.08
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic	55,670,995	55,676,443	55,676,443
Diluted	55,670,995	56,603,993	56,603,993

Notes:

(a) The Non-GAAP net income/(loss) per ordinary share is computed using Non-GAAP net income/(loss) attributable to ordinary shareholders and the same number of ordinary shares are used in GAAP basic and diluted net income/(loss) per ordinary share calculation.

(b) There was no tax impact of share-based compensation expenses for the first quarter of 2022 and 2021, respectively.